HEXCEL CORPORATION
                               Two Stamford Plaza
                             281 Tresser Boulevard
                        Stamford, Connecticut 06901-3238


                                                     May 5, 2005


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      Hexcel Corporation Registration Statement
                  on Form S-4 (File No. 333-124211)
                  ---------------------------------

Ladies and Gentlemen:

          Hexcel Corporation, a Delaware corporation (the "Company"), hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Registration Statement on Form S-4 (File No. 333-124211) be accelerated to 9:30 a.m., Eastern Daylight Time, on May 9, 2005, or as soon as practicable thereafter.

          We request that we be notified of such effectiveness by a telephone call to the undersigned at (203) 352-6841 and that such effectiveness also be confirmed in writing.

          Pursuant to your letter dated May 2, 2005, the Company hereby acknowledges:

          o should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

          o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

          o the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                            [signature page follows]

                               Very truly yours,

                               HEXCEL CORPORATION


                               By: /s/ Ira J. Krakower
                                  ----------------------------------------------
                                   Name:  Ira J. Krakower
                                   Title: Senior Vice President, General Counsel
                                          and Secretary